[DESCRIPTION]            Schedule 13D

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            ANTHRACITE CAPITAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   037023108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    IVY DODES
                       DONALDSON, LUFKIN & JENRETTE, INC.
                                 277 PARK AVENUE
                            NEW YORK, NEW YORK 10172
                                 (212) 892-4866
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 2, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP No. 037023108                   13D                     Page 1 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RECP II Anthracite, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO - See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


                              (Page 2 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 1 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DLJ Real Estate Capital Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO - See Item 3
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------


                              (Page 3 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 3 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DLJ Real Estate Capital II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------


                              (Page 4 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 4 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DLJ Real Estate Capital II, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


                              (Page 5 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 5 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DLJ Real Estate Capital Partners, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


                              (Page 6 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 6 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      DLJ Capital Investors, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, HC
--------------------------------------------------------------------------------


                              (Page 7 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 7 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Donaldson, Lufkin & Jenrette, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,081,680
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,081,680
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,081,680 - See Item 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3% - See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, HC
--------------------------------------------------------------------------------


                              (Page 8 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 8 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA Financial, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DE
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO, HC
--------------------------------------------------------------------------------


                              (Page 9 of 133 Pages)

CUSIP No. 037023108                   13D                     Page 9 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

      Not applicable
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------


                             (Page 10 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 10 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Finaxa
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------


                             (Page 11 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 11 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IC
--------------------------------------------------------------------------------


                             (Page 12 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 12 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA Assurance Vie Mutuelle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IC
--------------------------------------------------------------------------------


                             (Page 13 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 13 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA Courtage Assurance Mutuelle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IC
--------------------------------------------------------------------------------


                             (Page 14 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 14 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AXA Conseil Vie Assurance Mutuelle
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IC
--------------------------------------------------------------------------------


                             (Page 15 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 15 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Claude Bebear, as AXA Voting Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Citizen of France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                             (Page 16 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 16 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Patrice Garnier, as AXA Voting Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Citizen of France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                             (Page 17 of 133 Pages)

CUSIP No. 037023108                   13D                    Page 17 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Henri de Clermont-Tonnerre, as AXA Voting Trustee
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Citizen of France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        See Item 5
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See Item 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               See Item 5
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See Item 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5 (not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                             (Page 18 of 133 Pages)

ITEM 1 SECURITY AND ISSUER

      The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Shares"), of Anthracite Capital, Inc., a Delaware corporation ("Anthracite" or the "Issuer"). The principal executive offices of Anthracite are located at 345 Park Avenue, New York, New York 10154.

ITEM 2 IDENTITY AND BACKGROUND

      This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) RECP II Anthracite, LLC, a Delaware limited liability company ("RECP"); (2) DLJ Real Estate Capital Partners II, L.P., a Delaware limited partnership and sole member of RECP ("RECP LP"); (3) DLJ Real Estate Capital II, L.P., a Delaware limited partnership ("REC LP"); (4) DLJ Real Estate Capital II, Inc., a Delaware corporation ("REC INC");
(5) DLJ Real Estate Capital Partners, Inc., a Delaware corporation ("RECP INC");
(6) DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"); (7) Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation ("DLJ" and together with the previously listed entities, the "DLJ Entities"); (8) AXA Financial, Inc., a Delaware corporation ("AXA Financial"); (9) AXA, a societe anonyme organized under the laws of France ("AXA"); (10) Finaxa, a societe anonyme organized under the laws of France; (11) AXA Assurances I.A.R.D. Mutuelle, a mutual insurance company organized under the laws of France; (12) AXA Assurances Vie Mutuelle, a mutual insurance company organized under the laws of France;
(13) AXA Courtage Assurance Mutuelle, a mutual insurance company organized under the laws of France; (14) AXA Conseil Vie Assurance Mutuelle, a mutual insurance company organized under the laws of France; and (15) Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, trustees (the "AXA Voting Trustees") of a voting trust (the "AXA Voting Trust") established pursuant to a Voting Trust Agreement by and among AXA and the AXA Voting Trustees dated as of May 12, 1992, as amended on January 22, 1997.

      RECP is a special purpose Delaware limited liability company which made an investment in the Preferred Stock (as defined below). RECP's sole member is RECP LP which makes all investment decisions on behalf of RECP.

      RECP LP is a Delaware limited partnership which makes investments for long term appreciation. REC LP, a Delaware limited partnership, is the general partner of RECP LP. REC LP's managing general partner is REC INC.

      REC INC is a Delaware corporation and is a holding company. REC INC is a wholly owned subsidiary of DLJCI. REC INC may delegate its management responsibilities with respect to REC LP to RECP INC.

      RECP INC is a Delaware corporation that manages the day to day operations of REC LP.

      DLJCI is a Delaware corporation and is a holding company. DLJCI is a wholly owned subsidiary of DLJ.

      DLJ is a publicly held Delaware corporation. DLJ directly owns all of the capital stock of DLJCI. DLJ, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment advisor engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

      AXA Financial is a Delaware corporation and is a holding company. As of June 30, 1999, AXA Financial owns, directly or indirectly, 70.5% of DLJ.

      AXA is a societe anonyme organized under the laws of France and a holding company for an international group of insurance and related financial services companies. As of October 1, 1999,


                             (Page 19 of 133 Pages)
approximately 58% of the outstanding common stock of AXA Financial was beneficially owned by AXA. For insurance regulatory purposes, to ensure that certain indirect minority shareholders of AXA will not be able to exercise control over AXA Financial and certain of its insurance subsidiaries, the voting shares of AXA Financial capital stock beneficially owned by AXA and its subsidiaries have been deposited into the AXA Voting Trust. For additional information regarding the AXA Voting Trust, reference is made to the Schedule 13D filed by AXA with respect to AXA Financial. As of June 30, 1999, AXA directly owned approximately 1.5% of DLJ.

      Finaxa is a societe anonyme organized under the laws of France and is a holding company. As of October 1, 1999, Finaxa controlled directly and indirectly approximately 20.3% of the issued ordinary shares (representing approximately 32.1% of the voting power) of AXA.

      Each of AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA Conseil Vie Assurance Mutuelle (collectively, the "Mutuelles AXA") is a mutual insurance company organized under the laws of France. Each of the Mutuelles AXA is owned by its policy holders. As of October 1, 1999, the Mutuelles AXA, as a group, control approximately 61.7% of the issued shares (representing approximately 72.3% of the voting power) of Finaxa and 22.7% of the shares of Finaxa (representing 13.7% of the voting power) were owned by Paribas, a French bank. As of October 1, 1999, the Mutuelles AXA, in addition to their indirect beneficial ownership of AXA's ordinary shares through Finaxa, directly beneficially owned approximately 3.1% of the ordinary shares (representing approximately 4.9% of the voting power) of AXA. Acting as a group, the Mutuelles AXA control AXA and Finaxa.

      Claude Bebear, Patrice Garnier and Henri de Clermont-Tonnerre, the AXA Voting Trustees, exercise all voting rights with respect to the shares of AXA Financial capital stock beneficially owned by AXA and its subsidiaries that have been deposited in the AXA Voting Trust. The business address, citizenship and present principal occupation of Claude Bebear and Henri de Clermont-Tonnerre are set forth on Schedule J attached hereto and of Patrice Garnier are set forth on
Schedule I hereto.

      The address of the principal business and office of each of the DLJ Entities and DLJ is 277 Park Avenue, New York, New York 10172. The address of the principal business and principal office of AXA Financial is 1290 Avenue of the Americas, New York, New York 10104.

      The address of the principal business and principal office of AXA and the AXA Voting Trustees is 9 place Vendome, 75001 Paris, France. The address of Finaxa is 23, avenue Matignon, 75008 Paris, France; of each of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; of AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris, France; and of AXA Conseil Vie Assurance Mutuelle is Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France.

      The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or member, as applicable, of the Board of Directors, Supervisory Board, or the Conseil d'Administration (French analogue of a Board of Directors) of DLJ, those DLJ Entities that are corporations, AXA Financial, AXA, Finaxa and the Mutuelles AXA are set forth on Schedules A through L, respectively, attached hereto.

      HSW GP II, Inc. ("HSW") is the non-managing general partner of REC L.P. HSW is a Delaware corporation. The address of the principal business and principal office of HSW is 277 Park Avenue, New York, New York 10172.

      During the past five (5) years, none of the Reporting Persons, HSW or, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through L attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or


                             (Page 20 of 133 Pages)

(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The sole member of RECP contributed $30,112,259 to fund the purchase of the Preferred Stock (as defined below). Such contribution was funded initially through a loan to RECP LP in the amount of $30,112,259 pursuant to that certain Loan Agreement, dated as of November 4, 1999, by and among RECP LP, The Chase Manhattan Bank, Chase Securities Inc., Bank of America Securities LLC, Bank of America, N.A. and the other Banks listed therein. RECP LP expects to make a call for capital contributions from its partners and use such contributions to repay the loan. RECP LP expects to receive such contributions from its partners and repay the loan by January 15, 2000.

ITEM 4 PURPOSE OF THE TRANSACTION

      RECP has acquired the Shares for general investment purposes. RECP reserves the right to change its business intent. Subject to the agreements discussed herein or attached hereto, and to market conditions and other factors, RECP or other affiliates of DLJ may acquire or dispose of Shares from time to time in the future. RECP may enter into agreements with third parties relating to acquisitions of Shares, or conduct open market, privately negotiated or other transactions. RECP may enter into agreements with management of the Company relating to acquisitions of Shares by members of management, issuances of options to management or may affect other similar agreements or transactions. Except as set forth herein, RECP has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

      Pursuant to the Securities Purchase Agreement (the "Purchase Agreement") dated December 2, 1999 attached hereto as Exhibit 3 and incorporated by reference herein, RECP II Anthracite, LLC (the "Investor"), acquired from the Company 1,200,000 shares of 10.5% Series A Senior Cumulative Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Preferred Stock") of the Company.

      In order to issue the Preferred Stock, the Company filed Articles Supplementary (the "Articles Supplementary") with the State of Delaware on December 2, 1999, incorporated by reference herein and attached hereto as
Exhibit 5.

      Pursuant to the Articles Supplementary, each share of Preferred Stock is convertible, at the option of the holder at any time after the issuance of such share, into such number of shares of common stock as is determined by dividing $25.00 by the Conversion Price (as defined in the Articles Supplementary) in effect on the date such share certificate is surrendered for conversion. The initial Conversion Price is $7.35, subject to standard anti-dilution provisions.

      Each share of Preferred Stock shall be converted into shares of common stock at the Conversion Price in effect at the time, upon the occurrence, at any time on or after December 2, 2002, of the closing of a public offering of Shares pursuant to a registration statement filed by the Company with the Securities and Exchange Commission pursuant to which (i) the aggregate offering price is not less than $10 million and (ii) the offering price per share is at least 150% of the then applicable Conversion Price. Pursuant to the Purchase Agreement, the Company has reserved 4,081,633 shares of common stock for issuance upon conversion of the Preferred Stock.

      Pursuant to the Articles Supplementary, the Preferred Stock is redeemable at the option of the holders at any time on or after December 2, 2006. Within five months after receipt by the Company of a


                             (Page 21 of 133 Pages)
written request (a "Redemption Election") from a holder of the then outstanding Preferred Stock that all of its shares of Preferred Stock be redeemed, the Company shall, to the extent it may lawfully do so, redeem the number of shares specified in the Redemption Election by paying in cash therefor a sum per share equal to $27.75 per share of Preferred Stock plus all accrued but unpaid dividends on such shares.

      Pursuant to the Articles Supplementary, upon the occurrence of a Change of Control (as defined in the Articles Supplementary) of the Company, each holder has the right to require that the Company, to the extent it may lawfully do so, purchase for cash all of that holder's shares of Preferred Stock at a purchase price equal to $27.75 per share of Preferred Stock, plus all accrued but unpaid dividends on such shares.

      In the event that the Company fails to comply with any of the covenants made by it in the Articles Supplementary for a period of 150 days following a notice of breach, each holder of shares of Preferred Stock has the right to cause the Company, to redeem all of that holder's shares of Preferred Stock at a redemption price equal to $30.525 per share of Preferred Stock, plus all accrued but unpaid dividends on such shares.

      Pursuant to the Articles Supplementary, at any time after December 2, 2002, the Company has the right to redeem all but not less than all outstanding shares of Preferred Stock held by each holder thereof at a redemption price equal to $27.75 per share of Preferred Stock, plus all accrued but unpaid dividends on such shares, provided that the average closing price per share of the common stock of the Company on the New York Stock Exchange for the ninety days immediately prior to the date of the notice of redemption is at least 150% of the applicable conversion price on the date of such notice.

      Pursuant to the Articles Supplementary, the holders of shares of Preferred Stock have the option to purchase a portion of any new equity securities offered by the Company other than in a public offering or securities issued to employees of the manager of the Company pursuant to the Company's compensatory stock option plans at the same price per share and upon the same terms as specified in the notice. Each holder of shares of Preferred Stock shall have the right to purchase that number of the offered new securities as shall be equal to the number of offered new securities multiplied by a fraction, the numerator of which shall be the number of shares of common stock of the Company then held by the holder plus all shares of common stock issuable upon conversion of the convertible securities of the Company (including the Preferred Stock) and the denominator of which shall be the aggregate number of shares of common stock plus all shares of common stock issuable upon conversion of the convertible securities of the Company.

      Pursuant to the Articles Supplementary, the Company has a right of first offer with respect to any sale of Preferred Stock.

      Pursuant to the Articles Supplementary, the holders of shares of Preferred Stock shall have the right to vote as a single class with the holders of common stock, and the holder of each share of Preferred Stock shall be entitled to one vote for each share of common stock into which such Preferred Stock could then be converted. The holders of the Preferred Stock are entitled to elect one member of the Board of Directors of the Company.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) RECP, through its ownership of 1,200,000 shares of Preferred Stock, has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns 4,081,680 Shares, representing approximately 16.3% of the outstanding Shares of the Issuer.

      Except as set forth in this Item 5(a), neither RECP, nor any other person controlling RECP, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.


                             (Page 22 of 133 Pages)

      Except as set forth in this Item 5(a), no person other than RECP has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Preferred Stock.

      RECP LP, as the sole member of RECP, may be deemed for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own directly or indirectly the Shares owned by RECP. In addition, REC LP, as the managing general partner of RECP LP, may be deemed for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own directly or indirectly the Shares owned by RECP. Further, REC INC, as the managing general partner of REC LP, may be deemed for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own directly or indirectly the Shares owned by RECP. Also, DLJCI, as the sole stockholder of REC INC, may be deemed for the purposes of Rule 13d-3 under the Exchange Act, to beneficially own directly or indirectly the Shares owned by RECP. Each of RECP LP, REC LP, REC INC, and DLJCI disclaims beneficial ownership of such Shares.

      In addition, as the sole stockholder of DLJCI, DLJ may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that may be deemed to be owned beneficially by DLJCI. Because of AXA Financial's ownership interest in DLJ, AXA Financial may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that may be deemed to be beneficially owned indirectly by DLJ. Each of DLJ and AXA Financial disclaims beneficial ownership of the Shares.

      Because of AXA's ownership interests in AXA Financial, and the AXA Voting Trustees' power to vote the AXA Financial shares placed in the AXA Voting Trust, each of AXA and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that AXA Financial may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to beneficially own indirectly the Shares that AXA may be deemed to beneficially own indirectly. AXA, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees expressly disclaim beneficial ownership of any of the Shares.

      (c) No transactions in the Shares have been effected by RECP, any other person controlling by RECP, or to the best of its knowledge, any of the persons named in Schedules A through L since October 2, 1999.

      (d) Inapplicable.

      (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See responses to Items 4 and 5.

      The Company and the Investor have entered into a Registration Rights Agreement, attached hereto as Exhibit 4 and incorporated by reference, which grants the Investor certain rights with respect to registration under the Securities Act of 1933, as amended (the "Act"). Under the terms of the Registration Rights Agreement, within sixty days of the date of the Registration Rights Agreement (January 30, 2000), the Company is obligated to file with the SEC a registration statement on Form S-3 covering the resale of all of the Registrable Securities. Registrable Securities are defined as (i) the Preferred Stock and the shares of common stock issued or issuable upon conversion of or otherwise pursuant to the Preferred Stock, (ii) any securities of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange by the Company generally for, or in replacement by the Company generally of, the Preferred


                             (Page 23 of 133 Pages)

Stock or the common stock issued upon conversion of the Preferred Stock or (iii) any securities issued in exchange for Registrable Securities in any merger or reorganization of the Company.

      The Registration Rights Agreement also grants "piggy-back" rights to the Investor to participate in certain registration statements filed by the Company in the event that a registration statement on Form S-3 as described in the preceding paragraph is not effective. All registration rights terminate after the earlier of (i) the sale of all the Registrable Securities under an effective Registration Statement or (ii) the date on which all of the Registrable Securities are eligible for sale pursuant to Rule 144 under the Act and can be sold in one transaction in accordance with the volume limitations contained in Rule 144(e)(1)(i) under the Act, if applicable. The Registration Rights Agreement also contains a "lock-up provision" pursuant to which the Investor may be restricted from transferring Registrable Securities in public sales pursuant to a registration statement during an underwritten public offering of common stock by the Company.

      Except for the Agreements described in this Schedule 13D, to the best knowledge of RECP, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

      A copy of each of the Securities Purchase Agreement dated as of December 2, 1999 and the Registration Rights Agreement dated as of December 2, 1999 are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference. The summaries of the terms of the Securities Purchase Agreement dated as of December 2, 1999 and the Registration Rights Agreement dated as of December 2, 1999 set forth herein are qualified in their entirety by reference to Exhibits 3 and 4, respectively.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1: Joint Filing Agreement among the Reporting Persons

      Exhibit 2: Powers of Attorney

      Exhibit 3: Securities Purchase Agreement, dated as of December 2, 1999, by and between Anthracite Capital, Inc. and RECP II Anthracite,
                 LLC.

      Exhibit 4: Registration Rights Agreement, dated as of December 2, 1999, by and among Anthracite Capital, Inc. and RECP II Anthracite, LLC.

      Exhibit 5: Articles Supplementary of Anthracite Capital, Inc., as filed with the Secretary of State of the State of Delaware on December 2, 1999.


                             (Page 24 of 133 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999


                                    RECP II Anthracite, LLC

                                    By DLJ Real Estate Capital Partners II, L.P.
                                       as sole member

                                    By DLJ Real Estate Capital II, L.P.
                                       as General Partner

                                    By DLJ Real Estate Capital II, Inc.
                                       as General Partner


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 25 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                       DLJ Real Estate Capital Partners II, L.P.

                                       By DLJ Real Estate Capital II, L.P.
                                          as General Partner

                                       By DLJ Real Estate Capital II, Inc.
                                          as General Partner


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 26 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    DLJ Real Estate Capital II, L.P.

                                    By DLJ Real Estate Capital II, Inc.
                                       as General Partner


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 27 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    DLJ Real Estate Capital II, Inc.


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 28 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    DLJ Real Estate Capital Partners, Inc.


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 29 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    DLJ Capital Investors, Inc.


                                    By:/s/ Ivy Dodes
                                       -----------------------------------------
                                       Name: Ivy Dodes
                                       Title: Vice President


                             (Page 30 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    Donaldson, Lufkin & Jenrette, Inc.


                                    By:/s/ Marjorie S. White
                                       -----------------------------------------
                                       Name:  Marjorie S. White
                                       Title: Secretary


                             (Page 31 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    AXA Financial, Inc.


                                    By:/s/ Alvin H. Fenichel
                                       -----------------------------------------
                                       Name:  Alvin H. Fenichel
                                       Title: Senior Vice President and
                                              Controller


                             (Page 32 of 133 Pages)

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999

                                    AXA Assurances I.A.R.D. Mutuelle
                                    AXA Assurances Vie Mutuelle
                                    AXA Courtage Assurance Mutuelle
                                    AXA Conseil Vie Assurance Mutuelle
                                    Finaxa
                                    AXA
                                    Claude Bebear, as AXA Voting Trustee
                                    Patrice Garnier, as AXA Voting Trustee
                                    Henri de Clermont-Tonnerre, as AXA
                                     Voting Trustee

                                    Signed on behalf of each of the above


                                    By:/s/ Alvin H. Fenichel
                                       -----------------------------------------
                                       Name: Alvin H. Fenichel
                                       Title:   Attorney-in-fact


                             (Page 33 of 133 Pages)

                                                                      Schedule A

                        Executive Officers and Directors
                                       of
                             RECP II Anthracite, LLC

      The names and titles of the Executive Officers of RECP II Anthracite, LLC ("RECP") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RECP at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to RECP and each individual is a United States citizen.

      Name, Business Address          Principal Occupation
      ----------------------          --------------------

      David R. Weil                   Managing Director

      Andrew P. Rifkin                Managing Director

      Philip C. Tager                 Senior Vice President


                             (Page 34 of 133 Pages)

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
                        DLJ Real Estate Capital II, Inc.

      The names of the Directors and the names and titles of the Executive Officers of DLJ Real Estate Capital II, Inc. ("REC INC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of REC INC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to REC INC and each individual is a United States citizen.


      Name, Business Address          Principal Occupation
      ----------------------          --------------------

*     Hamilton E. James               Chairman

*     Lawrence M.v.D. Schloss         Vice Chairman

      Anthony F. Daddino              Managing Director

*     Barry A. Sholem                 Managing Director

*     Neil N. Hasson                  Managing Director and Chief
                                      Financial Officer

*     David R. Weil                   Managing Director

      Nicole S. Amaboldi              Managing Director

      Dang T. Phan                    Managing Director

      Andrew R. Kassoy                Senior Vice President

      Ivy B. Dodes                    Vice President

      John S. Ficarra                 Vice President

      Edward A. Poletti               Vice President and Controller

      Charles J. Hendrickson          Treasurer

      Marjorie S. White               Secretary

      Stuart S. Flamberg              Director of Taxes

      Mark A. Competiello             Vice President and Tax Manager

----------
*  Director


                             (Page 35 of 133 Pages)

                                                                      Schedule C

                        Executive Officers and Directors
                                       of
                     DLJ Real Estate Capital Partners, Inc.

      The names of the Directors and the names and titles of the Executive Officers of DLJ Real Estate Capital Partners, Inc. ("RECP INC") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RECP INC at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to RECP INC and each individual is a United States citizen.

    Name, Business Address                Present Principal Occupation
    ----------------------                ----------------------------

*   Hamilton E. James                     Chairman

*   Lawrence M.v.D. Schloss               Vice Chairman

*   Barry A. Sholem                       Managing Director

*   Neil N. Hasson                        Managing Director and Chief
                                          Financial Officer

*   David R. Weil                         Managing Director

    Nicole S. Amaboldi                    Managing Director

    Dang T. Phan                          Senior Vice President

    Andrew P. Rifkin                      Senior Vice President

    Ivy B. Dodes                          Vice President

    Andrew R. Kassoy                      Vice President

    Murray McQueen                        Vice President

    Edward A. Poletti                     Vice President and Controller

    Marjorie S. White                     Secretary

    Charles J. Hendrickson                Treasurer

    Stuart S. Flamberg                    Vice President and Director of
                                          Taxes

    Mark A. Competiello                   Vice President and Tax Manager

----------
*  Director


                             (Page 36 of 133 Pages)

                                                                      Schedule D

                        Executive Officers and Directors
                                       of
                           DLJ Capital Investors, Inc.

      The names of the Directors and the names and titles of the Executive Officers of DLJ Capital Investors, Inc. ("DLJCI") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJCI at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJCI and each individual is a United States citizen.

    Name, Business Address                Present Principal Occupation
    ----------------------                ----------------------------

*   John S. Chalsty                       Chairman; Chairman, Donaldson,
                                          Lufkin & Jenrette, Inc.

*   Hamilton E. James                     Chief Executive Officer;
                                          Chairman, Banking Group,
                                          Managing Director, Donaldson,
                                          Lufkin & Jenrette, Inc.

*   Joe L. Roby                           Chief Operating Officer;
                                          President and Chief Executive
                                          Officer, Donaldson, Lufkin &
                                          Jenrette, Inc.

*   Anthony F. Daddino                    Executive Vice President;
                                          Executive Vice President and
                                          Chief Financial Officer,
                                          Donaldson, Lufkin & Jenrette, Inc.

    Marjorie S. White                     Secretary

    Charles J. Hendrickson                Treasurer

    Stuart S. Flamberg                    Director of Taxes

    Mark A. Competiello                   Vice President and Tax Manager

----------
*  Director


                             (Page 37 of 133 Pages)

                                                                      Schedule E

                        Executive Officers and Directors
                                       of
                       Donaldson, Lufkin & Jenrette, Inc.

      The names of the Directors and the names and titles of the Executive Officers of Donaldson, Lufkin & Jenrette, Inc. ("DLJ") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of DLJ at 277 Park Avenue, New York, New York 10172. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to DLJ and each individual is a United States citizen.

      Name, Business Address          Present Principal Occupation
      ----------------------          ----------------------------

*     John S. Chalsty                 Chairman

*     Joe L. Roby                     President and Chief Executive
                                      Officer

*     Henri de Castries (1)           Senior Executive Vice President,
      AXA                             Financial Services and Insurance
      23, avenue Matignon             Activities in the United States,
      75008 Paris, France             United Kingdom, Benelux, Northern
                                      and Eastern Europe

*     Denis Duverne (1)               Senior Vice President -
      AXA                             International Life, AXA
      23, avenue Matignon
      75008 Paris, France

*     Louis Harris                    Chairman and Chief Executive
      LH Research                     Officer, LH Research (research)
      152 East 38th Street
      New York, NY 10016-2605

*     Henri Hottinguer (3)            Vice Chairman of Financier
      Financiere Hottinguer           Hottinguer (banking)
      43, rue Taitbout
      75009 Paris, France

*     W. Edwin Jarmain (2)            President, Jarmain Group Inc.
      Jarmain Group Inc.              (private investment holding company)
      Suite 2525, Box 36
      121 King Street, West
      Toronto, Ontario
      M5H 3T9 Canada

*     Francis Jungers                 Retired
      19880 NW Nestucca Drive
      Portland, Oregon 97229


                             (Page 38 of 133 Pages)

      Name, Business Address          Present Principal Occupation
      ----------------------          ----------------------------

*     Edward D. Miller                President and Chief Executive
      1290 Avenue of the Americas     Officer, AXA Financial, Inc.
      New York, NY 10104

*     W. J. Sanders III               Chairman and Chief Executive
      Advanced Micro Devices, Inc.    Officer, Advanced Micro Devices
      901 Thompson Place
      Sunnyvale, CA 94086

*     Stanley B. Tulin                Executive Vice President and Chief
                                      Financial Officer, AXA Financial, Inc.

*     John C. West                    Chairman, Siebels Bruce Group, Inc.
      Bothea, Jordan & Griffin
      23B Shelter Cove
      Hilton Head Island, SC 29928

*     Hamilton E. James               Chairman, Banking Group

*     Richard S. Pechter              Chairman, Financial Services Group

*     Anthony F. Daddino              Executive Vice President and Chief
                                      Financial Officer

*     David DeLucia                   Head, Fixed Income Division

*     Stuart M. Robbins               Managing Director, Global
                                      Institutional Equities Group

*     Jane Mack Gould                 Senior Vice President and Portfolio
                                      Manager, Alliance

*     Michael Hegarty                 Vice Chairman and Chief Operating
                                      Officer, AXA Financial, Inc.

---------------
*    Director
(1)  Citizen of the Republic of France
(2)  Citizen of Canada
(3)  Citizen of Switzerland


                             (Page 39 of 133 Pages)

                                                                      Schedule F

                        Executive Officers and Directors
                                       of
                               AXA Financial, Inc.

      The names of the Directors and the names and titles of the Executive Officers of AXA Financial, Inc. ("AXA Financial") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of AXA Financial at 1290 Avenue of the Americas, New York, New York 10104. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Financial and each individual is a United States citizen.

      Names, Business Address         Present Principal Occupation
      -----------------------         ----------------------------

*     Claude Bebear (1)               Chairman of the Executive Board, AXA
      AXA
      23, avenue Matignon
      75008 Paris, France

*     John S. Chalsty                 Chairman of the Board, Donaldson,
      Donaldson, Lufkin & Jenrette,   Lufkin & Jenrette, Inc.
      Inc.
      277 Park Avenue
      New York, NY  10172

*     Francoise Colloc'h (1)          Senior Executive Vice President,
      AXA                             Human Resources and Communications,
      23, avenue Matignon             AXA
      75008 Paris, France

*     Henri de Castries (1)           Chairman of the Board; Senior
      AXA                             Executive Vice President, Financial
      23, avenue Matignon             Services and Insurance Activities
      75008 Paris, France             in the United States, United
                                      Kingdom, Benelux, Northern and
                                      Eastern Europe

*     Joseph L. Dionne                Chairman of the Board, The
      The McGraw-Hill Companies       McGraw-Hill Companies (publishing)
      1221 Avenue of the Americas
      New York, NY  10020

*     Jean-Rene Fourtou (1)           Chairman and Chief Executive
      Rhone-Poulenc S.A.              Officer, Rhone-Poulenc S.A.
      25 Quai Paul Doumer             (manufacturer of chemicals and
      92408 Courbevoie Cedex          agricultural products)
      France

*     Jacques Friedmann (1)           Chairman of the Supervisory Board,
      AXA                             AXA
      9, place Vendome
      75001 Paris, France


                             (Page 40 of 133 Pages)

      Robert E. Garber                Executive Vice President and
                                      General Counsel; Executive Vice
                                      President and Chief Legal Officer of
                                      The Equitable Life Assurance
                                      Society of the United States

*     Donald J. Greene, Esq.          Counselor-at-Law; Partner, LeBoeuf,
      LeBoeuf, Lamb, Greene &         Lamb, Greene & MacRae (law firm)
        MacRae
      125 West 55th Street
      New York, NY 10019

*     Anthony J. Hamilton (2)         Group Chairman and Chief Executive
      Fox-Pitt, Kelton Group Limited  Officer of Fox-Pitt, Kelton Group
      35 Wilson Street                Limited (investment banking firm)
      London, England EC2M 2SJ

*     John T. Hartley                 Director and retired Chairman and
      Harris Corporation              Chief Executive Officer of Harris
      1025 NASA Boulevard             Corporation (manufacturer of
      Melbourne, FL 32919             electronic, telephone and copying
                                      systems)

*     John H. F. Haskell, Jr.         Director and Managing Director of
      Warburg Dillon Read LLC         Warburg Dillon Read LLC (investment
      299 Park Avenue                 banking firm)
      New York, NY 10171

*     Michael Hegarty                 Senior Vice Chairman and Chief
                                      Operating Officer; President and
                                      Chief Operating Officer of The
                                      Equitable Life Assurance Society of
                                      the United States

*     Nina Henderson                  President of Bestfoods Grocery
      Bestfoods Grocery               (food manufacturer)
      700 Sylvan Avenue
      Englewood, NJ  07632

*     W. Edwin Jarmain (3)            President of Jarmain Group Inc.
      Jarmain Group Inc.              (private investment holding company)
      121 King Street West
      Suite 2525, Box 36
      Toronto, Ontario M5H 3T9
      Canada

*     Edward D. Miller                President and Chief Executive
                                      Officer; Chairman and Chief
                                      Executive Officer of The Equitable
                                      Life Assurance Society of the
                                      United States


                             (Page 41 of 133 Pages)

      Peter D. Noris                  Executive Vice President and Chief
                                      Investment Officer; Executive Vice
                                      President and Chief Investment
                                      Officer of The Equitable Life
                                      Assurance Society of the United
                                      States

*     Didier Pineau-Valencienne(1)    Vice Chairman of Credit Suisse
      64, rue de Miromesnil           First Boston (investment banking)
      75008 Paris, France

*     George J. Sella, Jr.            Retired Chairman and Chief
      American Cyanamid Company       Executive Officer, American
      P.O. Box 397                    Cyanamid Company (manufacturer of
      Newton, NJ  07860               pharmaceutical products and
                                      agricultural herbicides and
                                      pesticides)

      Jose Suquet                     Executive Vice President; Senior
                                      Executive Senior Vice President and
                                      Chief Distribution Officer of The
                                      Equitable Life Assurance Society of
                                      the United States

*     Peter J. Tobin                  Dean of the College of Business
      8000 Utopia Parkway             Administration, St. John's University
      College of Business
      Administration
      Bent Hall
      Jamaica, NY 11439

      Stanley B. Tulin                Vice Chairman and Chief
                                      Financial Officer; Vice Chairman
                                      and Chief Financial Officer of The
                                      Equitable Life Assurance Society of
                                      the United States

*     Dave H. Williams                Chairman of Alliance Capital
      Alliance Capital                Management Corporation
         Management Corporation
      1345 Avenue of the Americas
      New York, NY  10105

-------------
*     Director
(1)  Citizen of the Republic of France
(2)  Citizen of United Kingdom
(3)  Citizen of Canada


                             (Page 42 of 133 Pages)

                                                                      Schedule G

              Members of Executive Committee and Supervisory Board
                                       of
                                       AXA

      The names and titles (for the Executive Committee members) of the Members of the Executive Committee and Supervisory Board of AXA and their business addresses and principal occupations are set forth below. If no address is given, the Member's business is that of AXA at 9, place Vendome, 75001 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA and each individual is a citizen of the Republic of France.

                         Members of the Executive Board

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Claude Bebear                      Chairman of the Executive Board
AXA
23, avenue Matignon
75008 Paris, France

Gerard de La Martiniere            Senior Executive Vice President
AXA                                and Chief Financial Officer
23, avenue Matignon
75008 Paris, France

Michel Pinault                     Senior Executive Vice President
AXA                                and Executive Board Secretary
23, avenue Matignon
75008 Paris, France


                             (Page 43 of 133 Pages)

                        Members of the Supervisory Board

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Jacques Friedmann                  Chairman of the Supervisory Board

Antoine Bernheim                   Chairman of Assicurazioni Generali
Lazard Freres et Cie               SpA (insurance)
121, boulevard Haussman
75008 Paris, France

Jacques Calvet                     Former Chairman of the Executive
7, rue de Tilsitt                  Board of Peugeot SA (auto
75017 Paris, France                manufacturer)

Henri de Clermont-Tonnerre         Chairman of the Supervisory Board
ERSA                               of Qualis SCA (transportation)
90, rue de Miromesnil
75008 Paris, France

David Dautresme                    General Partner of Lazard Freres
Lazard Freres et Cie               et Cie (investment banking)
121, boulevard Haussman
75008 Paris, France

Guy Dejouany                       Honorary Chairman of Vivendi
Vivendi
Generale des Eaux
52, rue d'Anjou
75008 Paris, France

Paul Desmarais (5)                 Chairman and Chief Executive
Power Corporation of Canada        Officer of Power Corporation
751, square Victoria               (industry and services)
Montreal (Quebec)
H2Y 2J3 Canada

Jean-Rene Fourtou                  Chairman and Chief Executive
Rhone-Poulenc S.A.                 Officer of Rhone-Poulenc S.A.
25, Quai Paul Doumer               (manufacturer of chemicals and
92408 Courbevoie, France           agricultural products)

Michel Francois-Poncet             Chairman of the Supervisory Board
3, rue d'Antin                     of Paribas (financial services and
75002 Paris, France                banking)

Patrice Garnier                    Retired


                             (Page 44 of 133 Pages)

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Anthony J. Hamilton (1)            Group Chairman and Chief Executive
Fox-Pitt, Kelton Group Limited     of Fox-Pitt, Kelton Group Limited
35 Wilson Street                   (investment banking firm)
London, England EC2M 2SJ

Henri Hottinguer (4)               Vice Chairman of Financier
Financiere Hottinguer              Hottinguer (banking)
43, rue Taitbout
75009 Paris, France

Richard H. Jenrette (2)            Senior Advisor of Donaldson,
c/o Donaldson,Lufkin & Jenrette,   Lukfin & Jenrette, Inc. (banking)
Inc.
277 Park Avenue
New York, NY 10172

Henri Lachmann                     Vice Chairman and Chief Executive
Schneider S.A.                     Officer of Schneider S.A.
64-70, Av. Jean-Baptiste Clement   (electric equipment)
92646 Boulogne Cedex, France

Gerard Mestrallet                  Chairman and Chief Executive
Suez-Lyonnaise des Eaux            Officer of Suez Lyonnaise des Eaux
1, rue d'Astorg                    (finance)
75008 Paris, France

Friedel Neuber                     Chairman of the Executive Board of
Westdeutsche Landesbank            Westdeutsche Landesbank (banking)
   Girozentrale
Herzogstrasse 15
D-40127 Dusseldorf, Germany

Alfred von Oppenheim               Chairman of Bank Oppenheim
Sal Oppenheim Jr. & Cie            (banking)
Unter Sachsenhausen 4
50667 Koln, Germany

Michel Pebereau                    Chairman and Chief Executive
B.N.P.                             Officer of Banque Nationale de
16, boulevard des Italiens         Paris (banking)
75009 Paris, France

Didier Pineau-Valencienne          Vice Chairman of Credit Suisse
64, rue de Miromesnil              First Boston (investment banking)
75008 Paris, France

Bruno Roger                        General Partner of Lazard Freres
Lazard Freres et Cie               et Cie (investment banking)
121, boulevard Hausman
75008 Paris, France


                             (Page 45 of 133 Pages)

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Simone Rozes                       First Honorary President of Cour
2, rue Villaret de Joyeuse         de Cassation (government)
75017 Paris, France


                             (Page 46 of 133 Pages)

                               Executive Officers

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Claude Bebear                      Chairman of the Executive Board
AXA
23, avenue Matignon
75008 Paris, France

Jean-Luc Bertozzi                  Executive Officer of AXA
Tour AXA                           Assurances I.A.R.D. Mutuelle and
1, place des Saisons               AXA Assurances Vie Mutuelle
92083 Paris La Defense, France

Donald Brydon (1)                  Senior Executive Vice President;
AXA Investment Managers            Chief Executive, AXA Investment
60 Gracechurch Street              Managers Europe
London EC3V 0HR
U.K.

John Chalsty (2)                   Senior Executive Vice President;
Donaldson, Lufkin & Jenrette, Inc. Chairman of Donaldson, Lufkin &
277 Park Avenue                    Jenrette, Inc.
New York, NY 10172

Henri de Castries                  Senior Executive Vice President,
AXA                                Financial Services and Insurance
23, avenue Matignon                Activities in the United States,
75008 Paris, France                United Kingdom, Benelux, Northern
                                   and Eastern Europe

Francoise Colloch                  Senior Executive Vice President,
AXA                                Group Human Resources and
23, avenue Matignon                Communications
75008 Paris, France

Jacques Deparis                    Executive Officer of AXA Courtage
AXA Courtage                       and AXA Collectives
26, rue Louis le Grand
75002 Paris, France

Michael Hegarty                    Vice Chairman and Chief Operating
AXA Financial, Inc.                Officer of AXA Financial, Inc. and
1290 Avenue of the Americas        President and Chief Operating
New York, NY 10104                 Officer of The Equitable Life
                                   Assurance Society of the United States

Tony Killen                        Senior Executive Vice President;
National Mutual Holdings           Managing Director of National
447 Collins Street                 Mutual Holdings
Melbourne Victoria 3000
Australia


                             (Page 47 of 133 Pages)

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Claas Kleyboldt (3)                Senior Executive Vice President;
AXA Colonia Konzern                Chairman of the Executive Board
Gereondriesch 9-11                 AXA Colonia Konzern AG
50670 Koln, Germany

Gerard de La Martiniere            Senior Executive Vice President
AXA                                and Chief Financial Officer
23, avenue Matignon
75008 Paris, France

Edward Miller                      President and Chief Executive
AXA Financial, Inc.                Officer of AXA Financial, Inc.;
1290 Avenue of the Americas        Chairman and Chief Executive
New York, NY 10104                 Officer of The Equitable Life
                                   Assurance Society of the United
                                   States

Jean-Marie Nessi                   Chairman and Chief Executive
AXA Reassurance                    Officer of AXA Reassurance
39, rue de colisee
75008 Paris, France

Francois Pierson                   Executive Officer of AXA Conseil
AXA Conseil                        I.A.R.D. and AXA Conseil Vie
21, rue de Chateaudun
75009 Paris, France

Michel Pinault                     Senior Executive Vice President
AXA                                and Secretary of the Executive
23, avenue Matignon                Board
75008 Paris, France

Claude Tendil                      Senior Executive Vice President;
AXA                                Chairman and Chief Executive
23, avenue Matignon                Officer - French Insurance
75008 Paris, France                activities, international risks,
                                   transborder insurance projects

Dave H. Williams (2)               Senior Executive Vice-President;
Alliance Capital                   Chairman of Alliance Capital
1345 Avenue of the Americas        Management Corporation
New York, NY 10105


                             (Page 48 of 133 Pages)

Name, Business Address             Present Principal Occupation
----------------------             ----------------------------

Mark Wood                          Senior Executive Vice President;
SLPH                               Managing Director of Sun Life &
107 Cheapside                      Provincial Holdings (insurance)
London EC2V 6DU
U.K.

------------
(1) Citizen of the United Kingdom
(2) Citizen of the United States of America
(3) Citizen of Germany
(4) Citizen of Switzerland
(5) Citizen of Canada


                             (Page 49 of 133 Pages)

                                                                      Schedule H

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                                     Finaxa

      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Finaxa and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Finaxa at 23, avenue Matignon, 75008 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Finaxa and each individual is a citizen of the Republic of France.

        Name, Business Address            Present Principal Occupation
        ----------------------            ----------------------------

*       Claude Bebear                     Chairman and Chief Executive  Officer;
        AXA                               Chairman of the Executive Board of AXA
        23, avenue Matignon
        75008 Paris, France

*       Henri de Castries                 Senior Executive Vice President,
        AXA                               Financial Services and Insurance
        23, avenue Matignon               Activities in the United States,
        75008 Paris, France               United Kingdom, Benelux, Northern and
                                          Eastern Europe

*       Henri de Clermont-Tonnerre        Chairman of the Supervisory Board of
        ERSA                              Qualis SCA (transportation)
        90, rue de Miromesnil
        75008 Paris, France

*       Jean-Rene Fourtou                 Chairman and Chief Executive Officer,
        Permanent representative of       Rhone-Poulenc S.A. (manufacturer of
        AXA Assurances I.A.R.D.           chemicals and agricultural products)
        Mutuelle
        Rhone Units
        25, Quai Paul Doumer
        92408 Courbevoie, France

*       Patrice Garnier                   Retired

*       Henri Hottinguer (1)              Vice Chairman of Financier Hottinguer
        Financiere Hottinguer             (banking)
        43, rue Taitbout
        75009 Paris, France

*       Paul Hottinguer (1)               Chairman  of   Financiere   Hottinguer
        Financiere Hottinguer             (banking)
        43, rue Taitbout
        75009 Paris, France


                             (Page 50 of 133 Pages)

        Name, Business Address            Present Principal Occupation
        ----------------------            ----------------------------

*       Henri Lachmann                    Vice Chairman and Chief Executive
        Schneider S.A.                    Officer of Schneider S.A. (electric
        64-70, Av. Jean-Baptiste          equipment)
        Clement
        92646 Boulogne Cedex, France

*       Andre Levy-Lang                   Chairman  of the  Executive  Board  of
        Paribas                           Paribas  (banking)
        3, rue d'Antin
        75002 Paris, France

*       Christian Manset                  Member  of  the  Executive   Board  of
        Paribas                           Paribas (banking)
        3, rue d'Antin
        75002 Paris, France

*       Georges Rousseau                  Retired

*       Emilio de Ybarra y Churruca       Chairman and Chief  Executive  Officer
        BBV                               of Banco Bilbao Vizcaya (banking)
        Paseo de la Castellana, 81
        28046 Madrid, Spain

*       Gerard de La Martiniere           Chief   Executive   Officer;    Senior
        AXA                               Executive  Vice  President  and  Chief
        23, avenue Matignon               Financial Officer of AXA
        75008 Paris, France

----------
*     Member, Conseil d'Administration
(1)   Citizen of Switzerland


                             (Page 51 of 133 Pages)

                                                                      Schedule I

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                        AXA Assurances I.A.R.D. Mutuelle

      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances I.A.R.D. Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances I.A.R.D. Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances I.A.R.D. Mutuelle and each individual is a citizen of the Republic of France.

      Name, Business Address                 Present Principal Occupation
      ----------------------                 ----------------------------

*     Claude Bebear                          Chairman; Chairman of the Executive
      AXA                                    Board of AXA
      23, avenue Matignon
      75008 Paris, France

      Jean-Luc Bertozzi                      Executive Officer of AXA Assurances
      Tour AXA                               I.A.R.D. and AXA Assurances Vie
      1, place des Saisons
      92083 Paris La Defense, France

*     Jean-Pierre Chaffin                    Chairman
      Representing ASSSE Federation
      de la Metallurgie CFE-CGC
      5, rue La Bruyere
      75009 Paris, France

*     Gerard Coutelle                        Retired

*     Henri de Castries                      Senior Executive Vice President,
      AXA                                    Financial Services and Insurance
      23, avenue Matignon                    Activities in the United States,
      75008 Paris, France                    United Kingdom, Benelux, Northern
                                             and Eastern Europe

*     Jean-Rene Fourtou                      Chairman and Chief Executive
      Rhone-Poulenc                          Officer of Rhone-Poulenc S.A.
      25, Quai Paul Doumer                   (manufacturer of chemicals and
      92408 Courbevoie, France               agricultural products)

*     Henri Lachmann                         Vice President; Vice Chairman and
      Schneider S.A.                         Chief Executive Officer of
      64-70, Av. Jean-Baptiste               Schneider S.A. (electric equipment)
      Clement
      92646 Boulogne Cedex, France

*     Francois Richer                        Retired


                             (Page 52 of 133 Pages)

      Name, Business Address                 Present Principal Occupation
      ----------------------                 ----------------------------

*     Georges Rousseau                       Retired

*     Claude Tendil                          Senior Executive Vice President of
      AXA                                    AXA; Chairman and Chief Executive
      23, avenue Matignon                    Officer - French Insurance
      75008 Paris, France                    activities, international risks,
                                             transborder insurance projects

*     Henri de Clermont-Tonnerre             Chairman of the Supervisory Board
      ERSA                                   of Qualis SCA (transportation)
      90, rue de Miromesnil
      75008 Paris, France

*     Jean de Ribes                          Manager
      Fortuny Fortune
      Conseil
      5 avenue Percier
      75008 Paris, France

----------
*Member, Conseil d'Administration


                             (Page 53 of 133 Pages)

                                                                      Schedule J

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                           AXA Assurances Vie Mutuelle

      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Assurances Vie Mutuelle at 21, rue de Chateaudun, 75009 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

      Name, Business Address                   Present Principal Occupation
      ----------------------                   ----------------------------

*     Claude Bebear                            Chairman; Chairman of the
      AXA                                      Executive Board of AXA
      23, avenue Matignon
      75008 Paris, France

      Jean-Luc Bertozzi                        Executive Officer of AXA
      Tour AXA                                 Assurances I.A.R.D. and AXA
      1, place des Saisons                     Assurances Vie
      92083 Paris La Defense

*     Henri de Castries                        Senior Executive Vice President,
      AXA                                      Financial Services and Insurance
      23, avenue Matignon                      Activities in the United States,
      75008 Paris, France                      United Kingdom, Benelux, Northern
                                               and Eastern Europe

*     Henri de Clermont-Tonnerre               Chairman of the Supervisory Board
      ERSA                                     of Qualis SCA (transportation)
      90, rue de Miromesnil
      75008 Paris, France

*     Gerard Coutelle                          Retired

*     Jean-Rene Fourtou                        Chairman and Chief Executive
      Rhone-Poulenc S.A.                       Officer of Rhone-Poulenc S.A.
      25, Quai Paul Doumer                     (manufacturer of chemicals and
      92408 Courbevoie, France                 agricultural products)

*     Henri Lachmann                           Vice President; Vice Chairman and
      Schneider S.A.                           Chief Executive Officer of
      64-70, Av. Jean-Baptiste Clement         Schneider S.A. (electric
      92646 Boulogne Cedex, France             equipment)

*     Francois Richer                          Retired


                             (Page 54 of 133 Pages)

      Name, Business Address                   Present Principal Occupation
      ----------------------                   ----------------------------

*     Georges Rousseau                         Retired

*     Claude Tendil                            Senior Executive Vice President
      AXA                                      of AXA; Chairman and Chief
      23, avenue Matignon                      Executive Officer - French
      75008 Paris, France                      Insurance activities,
                                               international risks, transborder
                                               insurance projects

*     Jean-Pierre Chaffin                      Chairman
      Representing ASSSE Federation
      de la Metallurgie CFE-CGC
      5, rue La Bruyere
      75009 Paris, France

*     Jean de Ribes                            Manager
      Fortuny Fortune
      Conseil
      5 avenue Percier
      75008 Paris, France

----------
*     Member, Conseil d'Administration


                             (Page 55 of 133 Pages)

                                                                      Schedule K

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                         AXA Courtage Assurance Mutuelle

      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of AXA Courtage Assurance Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of AXA Courtage Assurance Mutuelle at 26, rue de Louis-le-Grand, 75002 Paris, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to AXA Courtage Assurance Mutuelle and each individual is a citizen of the Republic of France.

      Name, Business Address                     Present Principal Occupation
      ----------------------                     ----------------------------

*     Claude Bebear                              Chairman; Chairman of the
      AXA                                        Executive Board of AXA
      23, avenue Matignon
      75008 Paris, France

*     Francis Cordier                            Retired

*     Gerard Coutelle                            Retired

*     Henri de Castries                          Senior Executive Vice
      AXA                                        President, Financial Services
      23, avenue Matignon                        and Insurance Activities in the
      75008 Paris, France                        United States, United Kingdom,
                                                 Benelux, Northern and Eastern
                                                 Europe

*     Jean-Rene Fourtou                          Chairman and Chief Executive
      Rhone-Poulenc S.A.                         Officer of Rhone-Poulenc S.A.
      25, Quai Paul Doumer                       (manufacturer of chemicals and
      92408 Courbevoie, France                   agricultural products)

*     Patrice Garnier                            Retired

*     Henri Lachmann                             Vice President; Vice Chairman
      Schneider S.A.                             and Chief Executive Officer of
      64-70, Av. Jean-Baptiste Clement           Schneider S.A. (electric
      92646 Boulogne Cedex, France               equipment)

*     Jean de Ribes                              Manager
      Fortuny Fortune
      Conseil
      5 avenue Percier
      75008 Paris, France


                             (Page 56 of 133 Pages)

      Name, Business Address                     Present Principal Occupation
      ----------------------                     ----------------------------

*     Georges Rousseau                           Retired

*     Claude Tendil                              Senior Executive Vice
      AXA                                        President; Chairman and Chief
      23, avenue Matignon                        Executive Officer - French
      75008 Paris, France                        Insurance activities,
                                                 international risks,
                                                 transborder insurance projects

      Jacques Deparis                            Executive Officer of AXA
                                                 Assurances I.A.R.D. and AXA
                                                 Collectives

      Jean-Pierre Chaffin                        Chairman
      Representing ASSSE Federation
      de la Metallurgie CFE-CGC
      5, rue La Bruyere
      75009 Paris, France

----------
*     Member, Conseil d'Administration


                             (Page 57 of 133 Pages)

                                                                      Schedule L

                             Executive Officers and
                       Members of Conseil d'Administration
                                       of
                       AXA Conseil Vie Assurance Mutuelle

      The names of the Members of Conseil d'Administration and the names and titles of the Executive Officers of Alpha Assurances Vie Mutuelle and their business addresses and principal occupations are set forth below. If no address is given, the Member's or Executive Officer's business address is that of Alpha Assurances Vie Mutuelle at Tour Franklin, 100/101 Terrasse Boieldieu, Cedex 11, 92042 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Alpha Assurances Vie Mutuelle and each individual is a citizen of the Republic of France.

      Name, Business Address                     Present Principal Occupation
      ----------------------                     ----------------------------

*     Claude Bebear                              Chairman; Chairman of the
      AXA                                        Executive Board of AXA
      23, avenue Matignon
      75008 Paris, France

*     Bernard Cornille                           Retired

*     Henri de Castries                          Senior Executive Vice
      AXA                                        President, Financial Services
      23, avenue Matignon                        and Insurance Activities in the
      75008 Paris, France                        United States, United Kingdom,
                                                 Benelux, Northern and Eastern
                                                 Europe

*     Henri de Clermont-Tonnerre                 Chairman of the Supervisory
      ERSA                                       Board of Qualis SCA
      90 rue de Miromesnil                       (transportation)
      75008 Paris, France

*     Jean-Rene Fourtou                          Chairman and Chief Executive
      Rhone-Poulenc S.A.                         Officer of Rhone-Poulenc S.A.
      25, Quai Paul Doumer                       (manufacturer of chemicals and
      92408 Courbevoie, France                   agricultural products)

*     Patrice Garnier                            Retired

*     Henri Lachmann                             Vice President; Vice Chairman
      Schneider S.A.                             and Chief Executive Officer of
      64-70, Av. Jean-Baptiste Clement           Schneider S.A. (electric
      92646 Boulogne Cedex, France               equipment)


                             (Page 58 of 133 Pages)

      Name, Business Address                     Present Principal Occupation
      ----------------------                     ----------------------------

*     Claude Tendil                              Senior Executive Vice President
      AXA                                        of AXA; Chairman and Chief
      23, avenue Matignon                        Executive Officer - French
      75008 Paris, France                        Insurance activities,
                                                 international risks,
                                                 transborder insurance projects

*     Francis Vaudour                            Retired

      Francois Pierson                           Executive Officer of AXA
      AXA Conseil                                Conseil Vie and AXA Conseil
      21, rue de Chateaudun                      I.A.R.D.
      75009 Paris, France

*     Fracis Cordier                             Retired

*     Francois Richer                            Retired

*     Jean de Ribes                              Manager
      Fortuny Fortune
      Conseil
      5 avenue Percier
      75008 Paris, France

----------
*     Member, Conseil d'Administration


                             (Page 59 of 133 Pages)